EXHIBIT 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TCI Solutions, Inc.
Irvine, CA

We have audited the accompanying balance sheet of TCI Solutions, Inc. (the “Company”) as of December 31, 2004, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCI Solutions, Inc. at December 31, 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP —————————————— Costa Mesa, CA April 15, 2005

TCI SOLUTIONS, INC. BALANCE SHEET DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,344,919
Accounts receivable, net of allowance for doubtful accounts of $127,798	3,355,635
Prepaid expenses and other current assets	212,217

Total current assets	6,912,771

PROPERTY AND EQUIPMENT:
Computer equipment	4,536,282
Furniture and fixtures	796,011
Leasehold improvements	190,227

5,522,520
Less accumulated depreciation and amortization	(4,248,192)

Property and equipment--net	1,274,328

GOODWILL	529,031

OTHER ASSETS	23,232

TOTAL	$8,739,362

See notes to financial statements	(Continued)

TCI SOLUTIONS, INC. BALANCE SHEET DECEMBER 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$825,873
Accrued expenses	1,504,869
Line of credit	2,437,046
Current portion of capital lease obligation	24,270
Deferred revenue	2,131,372

Total current liabilities	6,923,430

CAPITAL LEASE OBLIGATION – Net of current portion	11,603

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Series A convertible preferred stock, no par value – 6,146,227 shares authorized; 5,816,037 shares issued and outstanding; liquidation preference of $6,165,000	5,509,993
Series B convertible preferred stock, no par value – 26,653,094 shares authorized; 26,653,094 shares issued and outstanding; liquidation preference of $13,327,000	12,340,746
Common stock, $0.001 par value – 72,000,000 shares authorized; 12,825,459 shares issued and outstanding	37,481,222
Warrants to purchase common stock	178,129
Accumulated deficit	(53,705,761)

Net stockholders' equity	1,804,329

TOTAL	$8,739,362

See notes to financial statements	(Concluded)

TCI SOLUTIONS, INC. STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

REVENUES:
Software licenses	$6,092,744	$5,561,806
Maintenance	4,754,043	3,787,985
Services	10,443,718	8,993,278
Other	537,509	2,870,681

Total revenues	21,828,014	21,213,750

COST OF REVENUES:
Software licenses	657,541	102,646
Maintenance	868,622	1,220,271
Services	7,123,382	5,771,337
Other	472,777	2,083,939

Total cost of revenues	9,122,322	9,178,193

GROSS PROFIT	12,705,692	12,035,557

OPERATING EXPENSES:
Product development	3,519,073	4,044,544
Sales and marketing	7,061,998	7,376,018
General and administrative	4,970,786	6,476,473

Total operating expenses	15,551,857	17,897,035

OPERATING LOSS	(2,846,165)	(5,861,478)

OTHER EXPENSE	(85,076)	(88,936)

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,931,241)	(5,950,414)

PROVISION FOR INCOME TAXES	5,000	9,600

NET LOSS	$(2,936,241)	$(5,960,014)

Net loss per share - basic and diluted	$(0.23)	$(0.46)
Weighted-average common shares outstanding - basic and diluted	12,822,521	12,819,263

See notes to financial statements.

TCI SOLUTIONS, INC. STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2004 AND 2003

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Warrants to Purchase Common Stock	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			Net

BALANCE - January 1, 2003	5,816,037	$5,509,993	26,653,094	$12,340,746	12,819,263	$37,479,292	$178,129	$(44,809,506)	$10,698,654

Net loss								(5,960,014)	(5,960,014)

BALANCE - December 31,
2003	5,816,037	5,509,993	26,653,094	12,340,746	12,819,263	37,479,292	178,129	(50,769,520)	4,738,640

Exercise of stock options					6,196	1,930			1,930

Net loss								(2,936,241)	(2,936,241)

BALANCE - December 31,
2004	5,816,037	$5,509,993	26,653,094	$12,340,746	12,825,459	$37,481,222	$178,129	$(53,705,761)	$1,804,329

See notes to financial statements.

TCI SOLUTIONS, INC. STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,936,241)	$(5,960,014)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	630,750	609,017
Provision for doubtful accounts	(212,000)	750,000
Changes in operating assets and liabilities:
Accounts receivable - net	110,520	4,378,259
Prepaid expenses and other current assets	33,367	398,902
Other assets	(3,467)	(1,740)
Accounts payable	(418,975)	(16,547)
Accrued expenses	467,285	(1,287,239)
Deferred revenue	1,365,932	130,740

Net cash used in operating activities	(962,829)	(998,622)

CASH FLOWS FROM INVESTING ACTIVITIES - Acquisition of
property, plant and equipment	(182,378)	(712,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital lease obligation	(23,270)	(22,848)
Proceeds from line of credit	1,000,000	500,000
Repayments on line of credit	(167,865)	(209,218)
Proceeds from exercise of stock options	1,930

Net cash provided by financing activities	810,795	267,934

NET DECREASE IN CASH AND CASH EQUIVALENTS	(334,412)	(1,443,582)

CASH AND CASH EQUIVALENTS - Beginning of year	3,679,331	5,122,913

CASH AND CASH EQUIVALENTS - End of year	$3,344,919	$3,679,331

		(Continued)

	2004	2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION - Cash paid during the period for:
Interest	$95,693	$132,303

Income taxes	$7,238	$9,600

        NONCASH INVESTING AND FINANCING ACTIVITIES:

During 2003, we entered into the following noncash investing and financing activities:
Acquired $46,284 of equipment under capital lease arrangements.

See notes to financial statements	(Concluded)

TCI SOLUTIONS, INC. NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – We provide retailers with enterprise solutions consisting of mission-critical software applications and specialized professional services. Our software enables retailers to quickly and accurately execute strategic business decisions in the areas of merchandise planning and optimization, merchandise management and store operations. Our architecture and enterprise data repository provide a powerful and flexible foundation that can automate and support electronic data exchange throughout the enterprise and retail supply chain.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the allowance for doubtful accounts, contingencies and income taxes.

Cash and Cash Equivalents – We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We maintain our cash balances with one financial institution. These balances are insured by the Federal Deposit Insurance Corporation for up to $100,000. At December 31, 2004, uninsured amounts held at this financial institution total $3,244,919. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash.

Accounts Receivable – We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain allowances for estimated credit losses, and such losses have been within management’s expectations.

Inventory – Inventory consists primarily of computer hardware and software, manual inserts and binders and is stated at the lower of first-in, first-out cost or market. Inventory of approximately $64,000 has been included in prepaid expenses and other current assets in the accompanying balance sheet.

Property and Equipment – Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful life of five years. Leasehold improvements are amortized over the shorter of the remaining life of the respective leases or the useful life of the improvements. Depreciation and amortization expense was $630,750 and $609,017 for the years ended December 31, 2004 and 2003, respectively.

Goodwill – SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment annually or when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In accordance with SFAS No. 142, we do not amortize goodwill, but perform the required two-step impairment review each year. Step one of this review determines whether the fair value of each reporting unit is less than its carrying amount as of the measurement date. In the event that the fair value of each reporting unit was less than the carrying amount, step two of the test would be required to determine if the carrying value of goodwill exceeded the implied fair value. We performed an impairment analysis as of June 30, 2004 in accordance with SFAS No. 142. The analysis indicated there was no impairment of goodwill in software, the only segment to which goodwill is allocated. As of December 31, 2004, no impairment of goodwill has been recognized. If estimates change, a materially different impairment conclusion could result.

Long-Lived Assets – SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets requires long-lived assets to be reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable from future cash flows. Based on our analysis, there is no impairment of long-lived assets at December 31, 2004.

Revenue Recognition – We license software products under noncancelable perpetual license agreements and provide related services, including consulting and customer support. We recognize revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended and interpreted by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants and Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, which provides further interpretive guidance for public reporting companies on the recognition, presentation and disclosure of revenue in financial statements.

Software license revenue is recognized when a license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is reasonably ensured. If a software license contains an undelivered element, the fair value of the undelivered element is deferred and the related revenue recognized once the element is delivered. Revenues attributable to undelivered elements, including consulting services and post-contract support, are based on the sales price of those elements when sold separately. If vendor specific objective evidence of the fair value of an undelivered element is not available, all revenue is deferred. In addition, if a software license contains customer acceptance criteria or a cancellation right, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period or cancellation right. We do not offer rights of return.

Services are separately priced, are generally available from a number of suppliers, and are not essential to the functionality of our software products. Services, which include project management, system planning, design and implementation, customer configurations and training, are billed on an hourly basis. Services revenue billed on an hourly basis is recognized as the work is performed. Customer support services include post-contract support and the rights to unspecified upgrades and enhancements, when and if available. Maintenance revenues from ongoing customer support services are typically billed on an annual basis, with the revenue being deferred and recognized ratably over the maintenance period.

Other revenue is recognized when the third-party hardware and software products have been delivered and title has passed.

Basic and Diluted Net Loss per Share – Net loss per share is calculated in accordance with SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss for the period by the weighted-average number of common and common equivalent shares outstanding during the period if their effect is dilutive. Common equivalent shares include the conversion of preferred stock and the impact of stock option plans calculated using the treasury stock method. Common equivalent shares for the years ended December 31, 2004 and 2003, totaling 49,647,081 and 45,343,474, respectively, have been excluded from diluted weighted-average common shares, as the effect would be antidilutive.

Income Taxes – We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the liability method in accounting for income taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized.

Stock-Based Compensation – We account for employee stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

SFAS No. 123 requires the disclosure of pro forma net income (loss) had we adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards. These models also require subjective assumptions, including expected life, which greatly affect the calculated values. Our calculations were made using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of six years; stock volatility of 1%; risk-free interest rates of 4.0% in the years ended December 31, 2004 and 2003; and no dividends during the expected term. Our calculations are based on an option valuation approach, and forfeitures are recognized as they occur. The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

Had compensation costs for the plan been determined based on the fair value of the options and warrants at the grant dates consistent with the method of SFAS No. 123, our net loss would have been the following in the years ended December 31, 2004 and 2003:

	2004	2003

Net loss:
As reported	$(2,936,241)	$(5,960,014)
Add: Total stock-based employee compensation expense
determined under fair-value-based method for all
awards - net of tax	(188,913)	(68,939)

Pro forma	$(3,125,154)	$(6,028,953)

Net loss per share – basic and diluted:
As reported	$(0.23)	$(0.46)
Pro forma	$(0.24)	$(0.47)

Comprehensive Income – SFAS No. 130, Reporting Comprehensive Income, established standards for the reporting of comprehensive income (loss) and its components. Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from transactions and other events and circumstances from nonowner sources. There is no difference between net loss and comprehensive loss in our financial statements for the years ended December 31, 2004 and 2003.

New Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board revised Statement No. 123 (“FAS 123R”), “Share-Based Payment,” which requires companies to expense the estimated fair value of employee stock options and similar awards based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The accounting provisions of FAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We will adopt the provisions of FAS 123R on July 1, 2005 using a modified prospective application. Under the modified prospective application, FAS 123R, will apply to new awards, unvested awards that are outstanding on the effective date and any awards that are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FAS 123 (Note 2 Stock-Based Compensation). We are in the process of determining how the new method of valuing stock-based compensation as prescribed in FAS 123R will be applied to valuing stock-based awards granted after the effective date and the impact the recognition of compensation expense related to such awards will have on our financial statements.

Research & Development – We expense research and development costs as incurred. We do not consider new products or new versions to be technologically feasible until all design specifications for functionality, features and technical performance are completed and all uncertainties related to identified high-risk development issues are resolved. Once all high-risk development issues are resolved and the program design is finalized, the products have historically been considered ready for general release. As a result, no amounts are required to be capitalized in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” because no significant costs are incurred subsequent to the establishment of technological feasibility.

Customer Concentrations – We provide credit in the normal course of business to customers throughout the United States. All of our customers are in the retail industry. Two customers accounted for 18% and 11% of revenue for the year ended December 31, 2004 and one customer accounted for 17% of revenue for the year ended December 31, 2003. Approximately 57% of accounts receivable was due from three customers as of December 31, 2004. A significant decrease in sales to, or inability to collect accounts receivable from, any significant customer could have a material adverse impact on us.

2.	ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2004:

Accrued vacation	$529,050
Accrued commissions	356,474
Customer deposits	334,653
Accrued sales and use tax	111,881
Accrued Severance	95,988
Accrued other	76,823

Total accrued expenses	$1,504,869

3.	INCOME TAXES

Our provision for income taxes consists of the following at December 31:

	2004	2003

Current:
Federal	$-	$-
State	5,000	9,600

Deferred:
Federal	(935,222)	(1,840,757)
State	(66,618)	(473,329)
Change in valuation allowance	1,001,840	2,314,086

	$5,000	$9,600

Our reconciliation of income tax expense computed at the federal statutory rate of 34% to income tax expense is as follows:

	2004	2003

Tax at federal statutory rates	$(996,622)	$(2,026,404)
State income taxes - net	(35,793)	(309,534)
Other	35,575	31,452
Change in valuation allowance	1,001,840	2,314,086

	$5,000	$9,600

Deferred income taxes arise from the impact of temporary differences between the amounts of assets and liabilities recorded for tax and financial reporting purposes. The primary differences giving rise to our deferred tax assets and liabilities are as follows at December 31:

	2004	2003

Deferred tax assets (liabilities):
Allowance for doubtful accounts	$54,749	$270,065
Accrued compensation	283,870	247,588
State taxes	1,700	3,264
Net operating loss carryforwards	11,426,405	10,283,017
Depreciation and amortization	(121,011)	(160,061)
Software development costs	19,375	19,375

	11,665,088	10,663,248
Valuation allowance	(11,665,088)	(10,663,248)

Total deferred tax assets	$-	$-

At December 31, 2004, we had federal and state net operating loss carryforwards of approximately $30,758,000 and $16,650,000, respectively, which begin to expire in 2007 and 2005, respectively. We may have experienced a greater than 50% change in ownership as defined under Internal Revenue Code Section 382, in which case our ability to utilize the net operating loss carryforwards may be limited.

4.	LINE OF CREDIT

On February 27, 2004, we entered into a $3,500,000 credit facility with a financial institution composed of a $500,000 equipment line of credit and a $3,000,000 accounts receivable revolving line of credit. Each advance under the equipment line of credit shall accrue interest at 0.75% above the prime rate is payable monthly. Beginning November 27, 2004, outstanding borrowings under the equipment line of credit shall be payable in 30 equal monthly installments, plus interest at 0.75% above the prime rate (6.0% at December 31, 2004) through the maturity date. The equipment line of credit matures in June 2007. The accounts receivable revolving line of credit bears interest at 0.50% above the prime rate (5.75% at December 31, 2004).

On November 18, 2004, we amended the above facility. The amended credit facility is comprised of a $3,000,000 accounts receivable revolving line of credit and a $1,000,000 maintenance receivable revolving line of credit. The maintenance revolving line of credit is not to exceed (i) $1.5 million from November 18, 2004 through February 28, 2005, (ii) $1 million from March 1, 2005 through March 31, 2005 and (iii) $500,000 from April 1, 2005 through May 31, 2005. The amended facility does not extend an equipment line of credit. The revolving line of credit bears interest at 0.50% above the prime rate (5.75% at December 31, 2004) and matures in May 2005. Borrowings are collateralized by substantially all of our assets, including our intellectual property. At the maturity of revolving line, Retalix, who purchased substantially all of our outstanding Series A Preferred Stock and Series B Preferred Stock on April 1, 2005, will pay down the line out of working capital.

Borrowings under the accounts receivable and maintenance receivable revolving lines of credit are limited to 80% and 50%, respectively, of eligible accounts receivable, as defined. As of December 31, 2004, available borrowings under the revolving line of credit were approximately $574,000. As of December 31, 2004, we have outstanding borrowings against our credit facility of $2,437,046 consisting of $186,255 under the equipment line of credit and $2,250,791 under the revolving line of credit.

We are required to comply with certain financial covenants and conditions, including quick ratio percentages. As of December 31, 2004, we were in compliance with all covenants included in the terms of the credit facility.

In connection with our credit facility, we granted warrants to purchase 115,000 shares of common stock at an exercise price of $0.25 per share to the financial institution (see Note 5). As the warrants were substantially out of the money, the fair value of the warrants, which was estimated using the Black-Scholes model, was nominal.

5.	STOCKHOLDERS’EQUITY

Convertible Preferred Stock – The significant terms of our preferred stock are described below:

Voting Rights – Holders of the preferred stock have the same voting rights as the common stockholders and are entitled to vote on an as-converted to common stock basis. Both Series A and B preferred stockholders have the right to elect two directors.

Dividends – The Series B, together with the Series A, are entitled to receive cumulative cash dividends at a rate of 8% of the original issuance price per year, prior to the declaration of any dividend of the common stock or upon a Liquidation Event (the “Preferred Dividend”). In addition to the cumulative dividends, holders of the Series A are entitled to receive an additional dividend of $0.06033 per share, payable in authorized but unissued shares of Series A valued at the original issuance price (the “Series A PIK Dividend”). As a result, we have reserved a total of 330,189 shares of Series A to be issued upon payment of the Series A PIK Dividend. The Preferred Dividend and the Series A PIK Dividend shall be payable, whether or not declared by the Board of Directors, upon the effective date of a Liquidation Event. The Series A PIK Dividend is also payable on the mandatory or voluntary conversion of all outstanding shares of Series A and Series B to common stock.

Conversion Rights – The conversion price of Series A and B is $0.50 per share. This conversion price is subject to adjustment for certain events, as defined. Series A and B are convertible automatically at the time of a qualified public offering, as defined, or any time at the option of the holder. Conversion is automatic in the event of a public offering of our common stock, meeting certain specified criteria.

Liquidation Rights – Holders of the preferred stock are entitled to a preferential distribution of assets in the event of liquidation. Upon the occurrence of any Liquidation Event, as defined below, our assets available for distribution to stockholders, whether from capital, surplus, earnings or otherwise, shall be distributed in the following order of priority:

The holders of the Series A and B are currently entitled to receive, prior to and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock, an amount equal to the stated value of $1.06 per share and $0.50 per share, respectively. The holders of Series B are entitled to receive, in preference to holders of Series A and the common stock, all accrued but unpaid dividends on Series B. The holders of Series A are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to all accrued but unpaid preferred dividends and the Series A PIK Dividend on each share of Series A preferred stock. Our remaining assets available for distribution shall be distributed ratably to the holders of the outstanding shares of our common stock and of our convertible preferred stock as if converted to common stock immediately prior to liquidation.

A Liquidation Event is defined as (i) our voluntary or involuntary liquidation, dissolution or winding-up; (ii) a merger, consolidation or sale of voting control in which our stockholders, immediately prior to the merger, consolidation or sale, do not own a majority of the outstanding shares of the surviving corporation, or (iii) the sale or lease of substantially all of our assets, technology or intellectual property.

Antidilution Rights – Both holders of designated preferred stock are entitled to “full-ratchet” antidilution rights. Under full-ratchet antidilution, the conversion price of the preferred stock is reduced to the price at which the dilutive securities are issued. A reduction in the conversion price will result in an increase in the number of shares of common stock that can be issued upon conversion. The issuance of Series B, at $0.50 per share, triggered the full-ratchet antidilution rights afforded to Series A. As a result, the number of shares of common stock into which Series A are convertible increased from 5,816,037 to 12,330,000 shares.

Warrants – In February and November 2004, we granted warrants to purchase 35,000 and 80,000 shares of common stock, respectively, at an exercise price of $0.25 per share to a financial institution. These warrants are immediately exercisable and expire on February 27, 2011 and November 18, 2011, respectively. The estimated fair value of these warrants using the Black-Scholes model was nominal. All warrants remain outstanding and exercisable as of December 31, 2004.

As of December 31, 2004, a total of 930,757 warrants to purchase shares of common stock are outstanding, which are fully exercisable at $0.25 per warrant through 2011.

6.	COMMITMENTS AND CONTINGENCIES

We are involved in a dispute related to alleged preference payments to TCI from a customer who subsequently declared bankruptcy.  We have provided a written response to the claimant regarding the our defenses to the claims made.  As it is not possible to estimate the outcome of this issue, no accrual has been recorded in the financial statements.  We believe that the possible liability could reasonably range in amount from zero to approximately $364,000.

Additionally, we lease certain facilities and equipment under agreements that expire at various times through 2008, which are accounted for as operating leases. Total rental expense for noncancelable operating leases was approximately $722,000 and $1,124,000 for the years ended December 31, 2004 and 2003, respectively. For those noncancelable leases with scheduled rental increases, rent expense is recorded on a straight-line basis over the lease term. Included in accrued liabilities is $28,377 of deferred rent at December 31, 2004.

We leased equipment with a net book value of $54,670, net of related accumulated depreciation and amortization of $680,290 at December 31, 2004, under capital lease agreements.

At December 31, 2004, future minimum lease payments, under operating and capital leases, consist of the following:

Year Ending December 31	Capital Leases	Operating Leases

2005	$25,567	$689,943
2006	11,614	662,539
2007	1,936	656,793
2008		48,930

Future minimum lease payments	39,117	$2,058,205

Less amount representing interest	(3,244)

Present value of future minimum lease payments	35,873
Less current portion	(24,270)

	$11,603

We have an agreement with a financial institution for the issuance of letters of credit up to an aggregate amount not to exceed $500,000. At December 31, 2004, we had $150,000 of letters of credit outstanding for our facility lease. These amounts are not included in our financial statements.

During the normal course of business, we have made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to our customers in connection with the sales of our products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to our directors and officers. The duration of these indemnities, commitments and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets as the fair value is insignificant. We have never had to make any payments in the past and do not expect to in the future.

Litigation – In the normal course of business, we are subject to various legal matters. In the opinion of management, the resolution of these matters will not likely have a material adverse effect on our operations, cash flows and financial position.

7.	STOCK OPTIONS

We maintain two stock option plans for our employees, directors and consultants. The purpose of the plans is to provide employees, directors and consultants an opportunity to participate in our ownership.

Our 1993 stock option plan consists of: (1) the 1993 Equity Incentive Plan and (2) the 1993 Nonemployee/Directors Stock Option Plan (together, “1993 Option Plan”). The 1993 Option Plan provides for the issuance of up to 571,688 shares of common stock to employees, directors and consultants under incentive and nonstatutory stock option grants. Options granted under the 1993 Equity Incentive Plan have a term of 10 years when issued and vest over a five-year period. Options granted under the 1993 Nonemployee/Directors Stock Option Plan have a term of 10 years and vest immediately. Incentive and nonstatutory stock options may be granted at an exercise price equal to the fair market value of our common stock at the date of the grant. At December 31, 2004, there were 14,100 options outstanding and 557,588 options available for future grant under the 1993 Option Plan.

Our 2001 stock option plan consists of: (1) the 2001 Equity Incentive Plan and (2) the 2001 Nonemployee/Directors Stock Option Plan (together, “2001 Option Plan”). The 2001 Option Plan provides for the issuance of up to 17,733,763 shares of common stock to employees, directors and consultants under incentive and nonstatutory stock option grants. Options granted under the 2001 Equity Incentive Plan have a term of 10 years when issued and vest over a five-year period. Options granted under the 2001 Nonemployee/Directors Stock Option Plan have a term of 10 years and vest immediately. Incentive and nonstatutory stock options may be granted at an exercise price equal to the fair market value of our common stock at the date of the grant. At December 31, 2004, there were 7,489,465 options outstanding and 10,244,298 options available for future grant under the 2001 Option Plan.

On October 27, 2004, we presented an offer to exchange outstanding options (the “Exchange Offer”) under our 1993 and 2001 Option Plans to our employees and directors. On November 25, 2004, we canceled an aggregate of 9,278,200 shares of our common stock pursuant to the Exchange Offer. We planned on issuing to our employees and directors which tendered their options and still remain with us, replacement options under our 2001 Option Plan, with an exercise price that would reflect the then-current estimated fair value of our common stock determined by our Board of Directors and based on an independent valuation on or about May 27, 2005. None of the employees or directors participating in the Exchange Offer were granted any options during the six month period prior to the exchange, or during the period from the exchange date to year end. See Note 11, ‘Subsequent Events’.

On June 25, 1995, we issued an employee an option to purchase 51,156 shares of common stock at $0.20 a share. This issuance was not under the 1993 Option Plan. All options vested on the issuance date and shall expire on June 21, 2005.

Option activity for the 1993 and 2001 Option Plans is as follows:

	Number of Options	Weighted- Average Exercise Price	Number of Options Exercisable	Weighted- Average Exercise Price

Outstanding - January 1, 2003	3,656,668	$0.33	3,221,918	$0.31

Granted (weighted-average fair
value of $0.05 per share)	5,219,608	$0.25
Canceled	(198,200)	$0.29

Outstanding - December 31, 2003	8,678,076	$0.27	4,692,595	$0.29

Granted (weighted-average fair value of $0.05 per share)	9,989,801	$0.13
Exercised	(6,196)	$0.31
Canceled	(11,158,116)	$0.27

Outstanding - December 31, 2004	7,503,565	$0.08	1,650,485	$0.21

Additional information regarding options outstanding is as follows as of December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$0.05	6,170,191	9.69	$0.05	351,171	$0.05
$0.25	1,319,274	5.10	$0.25	1,286,854	$0.25
$0.53	11,100	6.65	$0.53	9,460	$0.53
$1.06	1,500	4.91	$1.06	1,500	$1.06
$1.50	1,500	2.28	$1.50	1,500	$1.50

	7,503,565			1,650,485

As discussed in Note 1, we continue to account for our stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements.

8.	401(k) RETIREMENT PLAN

We provide a 401(k) retirement plan (the “401(k) Plan”) for our employees. Under the terms of the 401(k) Plan, we match dollar for dollar up to the first $250 contributed. For every dollar contributed over $250, we match $0.25 for each dollar contributed up to 6% of employee’s compensation, not to exceed a maximum contribution of $2,500 per year. For the years ended December 31, 2004 and 2003, our total contributions were $119,427 and $169,782, respectively.

9.	OPERATING SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

Our reportable operating segments include software licenses, maintenance, services and other. The software licenses operating segment develops and markets our software products. The maintenance segment provides after-sales support for software products. The services segment provides fee-based training and implementation services related to our products. The other segment represents third-party hardware and software products.

We do not separately allocate operating expenses to these segments, nor do we allocate specific assets to these segments. Therefore, segment information reported includes only revenues, cost of revenues and gross profit, as this information is the only segment information provided to the chief operating decision-maker.

Operating segment data is as follows for the years ended December 31, 2004 and 2003:

	Software Licenses	Maintenance	Services	Other	Total

Year ended
December 31, 2003:
Revenues	$5,561,806	$3,787,985	$8,993,278	$2,870,681	$21,213,750
Cost of revenues	102,646	1,220,271	5,771,337	2,083,939	9,178,193

Gross profit	$5,459,160	$2,567,714	$3,221,941	$786,742	$12,035,557

Year ended
December 31, 2004:
Revenues	$6,092,744	$4,754,043	$10,443,718	$537,509	$21,828,014
Cost of revenues	657,541	868,622	7,123,382	472,777	9,122,322

Gross profit	$5,435,203	$3,885,421	$3,320,336	$64,732	$12,705,692

10.	SUBSEQUENT EVENTS

The majority of our stock has been acquired. On April 1, 2005, we entered into a Stock Purchase Agreement with Retalix Ltd., an Israeli corporation, and certain holders of our outstanding Series A Preferred Stock and Series B Preferred Stock (the “Selling Stockholders”), pursuant to which Retalix purchased substantially all of our outstanding Series A Preferred Stock and Series B Preferred Stock (the “Acquisition”) for an aggregate purchase price of $30,035,148, consisting of 715,729 ordinary shares of Retalix valued at $17,177,500 and $12,857,648 in cash which was paid to the Selling Stockholders pro rata. As part of the transaction, we paid a bonus to certain employees and directors of an aggregate of $1,744,999 in cash. This amount was subtracted from Acquisition proceeds otherwise payable to the Selling Stockholders. The acquisition resulted in Retalix beneficially owning, in excess of 73% of our outstanding voting stock (calculated on an as-converted to common stock basis), and specifically, 99.8% of the outstanding Series A Preferred Stock and 95.8% of the outstanding Series B Preferred Stock. In connection with the Acquisition, on April 1, 2005, we entered into an agreement and plan of merger with Retalix Ltd., Retalix Holdings, Inc. (“Retalix Holdings”) and certain subsidiaries of Retalix Holdings under which we would be merged with and into a subsidiary of Retalix Holdings and all of our outstanding common stock and preferred stock, other than shares held by Retalix Holdings and shares as to which appraisal rights have been properly asserted under Delaware law, would be exchanged for cash (the “Merger”). As a result of the Merger, other than shares held by Retalix Holdings and shares as to which appraisal rights have been properly asserted under Delaware law, each outstanding share of our common stock will be converted into the right to receive $0.132 in cash; each outstanding share of Series A Preferred Stock (on an as-converted to common stock basis) will be converted into the right to receive $0.8409 in cash; and each outstanding share of Series B Preferred Stock (on an as-converted to common stock basis) will be converted into the right to receive $0.7573 in cash. Following the Merger, we would cease to exist and all of our assets and liabilities would be held by a subsidiary of Retalix Holdings. The Merger would constitute a Liquidation Event as defined in Note 5, above.